# Mid-Atlantic

# Super-Community

# Bank Conference

# Philadelphia, PA

# November 5, 2007





# Forward Looking Statements

This presentation contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between WesBanco and Oak Hill, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Oak Hill may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; WesBanco's or Oak Hill's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco's 2006 Annual Report on Form 10-K, Oak Hill's 2006 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Oak Hill with the Securities and Exchange Commission, including both companies' Form 10-Q's as of June 30, 2007. All forward-looking statements included in this news release are based on information available at the time of the release. Neither WesBanco nor Oak Hill assumes any obligation to update any forward-looking statement.



# WesBanco Corporate Profile*

- NASDAQ Global Stock Market: WSBC
- Founded in 1870 in Wheeling, WV
- $4.0 billion in assets
- 78 offices, 1 loan production office, & 111 ATM's
- $3.1 billion in trust and investment management assets
- Market capitalization: $515 million*
- 2007 average daily shares traded: 84,646
- Over 30 acquisitions in past 25 years
- Three state presence; single bank charter
- Securities brokerage, insurance, proprietary mutual fund family



*As of 9/30/07

# Strategy / Business Plan - 2007

➢ Remix balance sheet – fewer lower yielding residential mortgages and investment securities in flat yield curve environment. Reduction in non-earning assets – cash and due from banks.

➢ Remix customers – fewer single service retail customers from thrift acquisitions; more robust customer relationships. Targeting new checking account customers and overall improvement in age demographics.

- Post – Winton (1/1/05), increased customers between ages of 17 and 37 by 27.5% - transactors and heavier borrowers.
- Using demand deposit customer incentives and business checking incentives as part of overall marketing strategy to improve transaction accounts and fee income.
- Percentage of single service customers has decreased from 35% to 30% of all CD households since 1/1/05.
- Changing deposit mix to increase demand deposit percentage.



# Strategy / Business Plan – 2007 (Cont.)

- ➢ Focus on restructuring commercial lending and growing pipeline, while maintaining credit quality.
  - ➢ New leadership installed first quarter; restructuring of lending teams in second quarter. Implemented new origination technology in second quarter to improve standardization of documents and overall process efficiency.
  - ➢ Despite lower outstandings, loan originations are similar year over year. Loan payoffs / property sales have been greater than expected.
  - ➢ Credit quality improvement YTD has permitted lower loan loss provisions. Underwriting focus on improving terms for new residential construction and land development loans.
  - ➢ Pricing model in use to ensure adequate spread maintenance for new loans – meeting targets despite competitive forces.
  - ➢ New suite of business banking products rolled out in third quarter including remote deposit capture and more robust cash management and internet banking capabilities.



# Strategy / Business Plan – 2007 (Cont.)

➤ Grow non-interest income – as of 9/30, non-interest income at 30% of total revenues, improving over 2005 when it was 23% of revenues.
  ➤ Improvement to deposit fee income from overdraft and debit card programs.
  ➤ Trust fee revenue enhancements.
  ➤ Increases from securities brokerage, insurance and mortgage banking.
  ➤ Evaluation of all fees using outside consultant.

➤ Branch optimization
  ➤ First phase accomplished with four rural WV branches sold in 2006, two additional offices closed and two new branches opened( Bexley and Highlands).
  ➤ New branches constructed to replace older, less efficient structures in Kingwood (WV), Marietta, Barnesville, Gahanna and Reynoldsburg (all Ohio).
  ➤ Profitability analysis of smaller branches reviewed with regional management and board for potential future action and /or improvement.



# Wealth Management Profile

➢ Market value of trust assets of approximately $3.1 billion.
➢ Currently manage over 5,000 trust relationships.
➢ Staff of over 70 individuals including Attorneys, CPAs and Chartered Financial Analysts.
➢ Professional services include:
  • Trust services
  • Investment services
    • Manages five proprietary mutual funds – WesMark Funds exceeding $650 million.
  • Estate Administration services
  • Retirement plan services
➢ Market value of trust assets increased 14.5% in 2006 and 5.1% through 9 months of 2007.



# Oak Hill Financial, Inc. Overview

## Overview

- Founded in 1902

- Assets of $1.286 billion



## Markets

- 36 branches and 1 loan production office over 16 counties

- Central and Southern Ohio

- Key Counties : Jackson, Scioto, Lawrence, Hamilton

## Financial Highlights (as of 6/30/07)

| | |
|---|---:|
| Net Loans ($M) | $ 1,025 |
| Deposits ($M) | $ 958 |
| ROAA (annualized): | 1.03% |
| ROAE (annualized): | 14.17% |
| NPAs/Assets: | 1.30% |
| Reserves / Loans: | 1.22% |
| NCO's/Avg. Loans (annualized): | 0.19% |
| Tang. Equity / Tang. Assets: | 6.55% |



# Creates a Powerful Community Bank Franchise

## Pro Forma Financial Highlights

| | |
|---|---|
| Assets: | $ 5.4 Billion |
| Deposits: | $ 4.0 Billion |
| Branches: | 114 |

■ WSBC
● OAKF

### Projected Population Growth* (%)

| | |
|---|---|
| WSBC | (1.16) |
| OAKF | 2.72 |
| Ohio | 2.17 |

### Median 2006 Household Income

| | |
|---|---|
| WSBC | $39,879 |
| OAKF | $42,159 |
| Ohio | $49,467 |

### Projected HH Income Change* (%)

| | |
|---|---|
| WSBC | 14.36 |
| OAKF | 14.71 |
| Ohio | 15.35 |

Source: SNL Financial and Microsoft MapPoint
* Projected change from 2006-2011

# Transaction Summary

| | |
|---|---|
| Consideration Mix: | 90% stock / 10% cash |
| Exchange Ratio: | 1.256 WSBC shares for each OAKF share (fixed) |
| Cash Consideration: | $38.00 per share |
| Stock Options: | Cashed out or rolled over |
| Transaction Value: | $195 million (including merger-related expenses - at time of announcement) |
| Per share value: | $36.62 (at announcement – current value approximates $30 per share) |
| Cost Savings: | $7.2 million pre-tax (approximately 22.0%) of current annualized expenses |
| Board Representation: | Four (4) OAKF board members to join WesBanco's Board<br>John D. Kidd to serve as Vice Chairman of the Board |
| Merger Announcement: | July 20, 2007 |
| Shareholder's meetings: | November 16, 2007 (registration statement filed October 10, 2007) |
| Expected Closing: | November 30, 2007 |
| Regulatory approvals: | Federal Reserve Board |

WesBanco
By all accounts, better.

# Transaction Rationale



**Doubles Ohio Market Share**

- Top 15 deposit market share in Ohio
- 51% of pro forma deposits located in Ohio
- Connects and fills the geographic gap in WesBanco's branch network



**Enhanced Growth**

- Doubles presence in growth markets
- Significant increase in metropolitan deposit composition
- Increased scale enhances lending capabilities
- Adds trust and investment services to Oak Hill's product suite
- Title and other insurance expansion opportunities



**Financially Attractive**

- Identified, achievable cost savings - $7.2 million or 22% of '07 annualized expenses
- Attractive internal rate of return – 13.8% at date of announcement
- Accretive to GAAP and Cash EPS in 2009 – 2.3% and 4.4%; less than 1% dilutive to 2008 GAAP EPS

**Common Cultures**

- Common community banking philosophy and culture
- Shared expertise in commercial lending
- WesBanco has a proven track-record of integrating acquisitions
- Senior management staying with combined company



WesBanco
By all accounts, better.

# Pricing Consistent with Recent Transactions

## Transaction Multiples

| | WSBC / OAKF | Median (3) |
|---|---|---|
| Price / LTM Earnings | 19.2 x | 24.3 x |
| Price / Forward Earnings (1) | 17.0 | 21.0 |
| Price / Tangible Book Value | 232 % | 272 % |
| Core Deposit Premium (2) | 14.1 | 22.7 |

## Impact Analysis

| | WSBC | Pro-Forma | Impact |
|---|---|---|---|
| **Per Share:** | | | |
| 2008 Est. EPS (4) | $2.10 | $2.09 | (0.4) % |
| 2009 Est. EPS (5) | 2.24 | 2.29 | 2.3 |
| Book Value Per Share at 12/31/07 | 19.92 | 22.25 | 11.7 |
| Tangible Book Value at 12/31/07 | 13.04 | 11.82 | (9.4) |
| | | | |
| **Capital at 12/31/07:** | | | |
| Tangible Equity / Assets | 6.90 % | 6.08 % | (82) bps |
| Leverage Ratio | 9.36 | 8.38 | (98) |
| Tier I Capital | 12.05 | 10.61 | (144) |
| Total Capital | 13.14 | 11.61 | (153) |

Source: SNL Financial
Pricing ratios based upon date of announcement values.
Pro-forma for pending acquisition of Oak Hill Financial, Inc.
(1) Forward 2008 earnings estimates per First Call median of $2.15, as of date of transaction.
(2) Excludes CDs greater than $100,000
(3) Peers include select banks from western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $15 billion.
(4) Based on First Call consensus as of date of announcement (2009 based on First Call long term growth rate).
(5) Includes 100% of cost savings on a proforma basis.



# Significant Market Share Gain

**STATE: Ohio**

| Rank | Institution | Branch Count | Total Deposits in Market ($000) | Total Market Share (%) |
|---|---|---|---|---|
| 1 | National City Corp. (OH) | 410 | 30,937,085 | 14.79 |
| 2 | Fifth Third Bancorp (OH) | 393 | 25,880,367 | 12.38 |
| 3 | Huntington Bancshares Inc. (OH) | 446 | 24,898,042 | 11.91 |
| 4 | KeyCorp (OH) | 226 | 22,757,504 | 10.88 |
| 5 | JPMorgan Chase & Co. (NY) | 282 | 15,598,812 | 7.46 |
| 6 | U.S. Bancorp (MN) | 331 | 12,899,381 | 6.17 |
| 7 | Royal Bank of Scotland Group | 177 | 8,273,546 | 3.96 |
| 8 | FirstMerit Corp. (OH) | 156 | 7,138,533 | 3.41 |
| 9 | TFS Financial Corp (MHC) (OH) | 26 | 4,912,346 | 2.35 |
| 10 | AmTrust Financial Corporation (OH) | 35 | 4,112,102 | 1.97 |
| 11 | Park National Corp. (OH) | 131 | 3,964,847 | 1.90 |
| 12 | PNC Financial Services Group (PA) | 44 | 2,142,995 | 1.02 |
| **13** | **Pro Forma – WesBanco, Inc.** | **72** | **1,993,940** | **0.95** |
| 13 | First Financial Bancorp. (OH) | 51 | 1,781,992 | 0.85 |
| 14 | United Community Finl Corp. (OH) | 36 | 1,762,976 | 0.84 |
| 15 | Dollar Bank FSB (PA) | 24 | 1,657,236 | 0.79 |
| 16 | First Place Financial Corp. (OH) | 29 | 1,603,796 | 0.77 |
| 17 | U.S. Bancorp (OH) | 21 | 1,323,785 | 0.63 |
| 18 | First Defiance Financial (OH) | 26 | 1,117,096 | 0.53 |
| **19** | **WesBanco Inc. (WV)** | **32** | **1,013,741** | **0.48** |
| 20 | First FS&LA (OH) | 12 | 995,159 | 0.48 |
| **21** | **Oak Hill Financial Inc. (OH)** | **40** | **980,199** | **0.47** |
| | **Top 10** | **2,482** | **157,407,718** | **75.28** |
| | **Totals** | **4,036** | **209,110,049** | **100.00** |



Source: SNL Financial
Deposit data as of June 30, 2006; pro forma for pending acquisitions

# Disposition of Underperforming Loans

➢ As part of the transaction, Oak Hill anticipates disposition of approximately $50 million in identified underperforming loans and REO.

➢ After the sale, it is expected that Oak Hill's non-performing assets should approximate $3.5 million or 0.27% of total assets, as compared to $16.7 million or 1.30% of total assets as of June 30, 2007.

➢ WesBanco has incorporated the impact of the sale in its modeling, including an approximate $500,000 after tax give up in income from differential yield to reinvestment of the net proceeds in securities.



# Oak Hill Financial, Inc. Profile

| *(Dollars in thousands)* | Year Ended December 31, | | | 6/30/2007 |
|---|---|---|---|---|
| **Balance Sheet Items** | **2004** | **2005** | **2006** | **2007** |
| Total Assets | $1,083,040 | $1,241,058 | $1,275,635 | $1,286,611 |
| Total Net Loans | 909,392 | 1,011,755 | 1,018,073 | 1,024,749 |
| Deposits | 862,096 | 978,396 | 942,960 | 958,200 |
| Equity | 85,043 | 94,081 | 90,757 | 94,788 |
| **Profitability** | | | | |
| Core ROAA | 1.30 % | 0.95 % | 0.76 % | 1.22 % |
| Core ROAE | 15.6 | 12.3 | 10.2 | 16.7 |
| Net Interest Margin | 4.05 | 3.70 | 3.36 | 3.19 |
| Efficiency Ratio | 54.1 | 56.0 | 62.8 | 61.4 |
| Fee Income / Op. Rev. | 21.2 | 21.8 | 25.5 | 32.4 |
| **Asset Quality** | | | | |
| NPAs / Loans + OREO | 0.78 % | 1.66 % | 1.80 % | 1.59 % |
| NCOs / Avg Loans | 0.26 | 0.50 | 0.62 | 0.23 |
| Reserves / Loans | 1.29 | 1.33 | 1.25 | 1.23 |
| **Balance Sheet Ratios** | | | | |
| Tang. Equity/ Tang. Assets | 7.60 % | 6.68 % | 6.30 % | 6.55 % |
| Leverage Ratio | 9.30 | 8.74 | 8.30 | 8.49 |
| Tier 1 Ratio | 10.90 | 10.48 | 9.92 | 10.44 |
| Total Capital Ratio | 12.15 | 11.74 | 11.15 | 11.67 |

Source:  SNL Financial

Note: Core Income excludes extraordinary items, and gains/losses on sale of securities

## 6/30/2007 Loans



Consumer & Other 13.4%
Residential R.E. 22.0%
Commercial 15.0%
Construction 5.4%
Commercial R.E. 44.2%

**Total Loans: $1,037,497**

## 6/30/2007 Deposits



NOW and Other Trans Accts 7.8%
Demand Deposits 9.9%
Jumbo CDs 13.5%
MMDA & Savings 28.6%
Retail CDs 40.2%

**Total Deposits: $958,200**

Source: SNL Financial and 10-Q as of 6/30/2007

# Year-to-Date 2007 Financial Results

| (dollars in thousands) | YTD 9/30/2007 | YTD 9/30/2006 | % CHG |
|---|---|---|---|
| Net income | $ 34,005 | $ 28,399 | 19.7% |
| EPS - diluted | $ 1.62 | $ 1.30 | 24.6% |
| Return on assets | 1.14% | 0.91% | 25.3% |
| Return on equity | 11.12% | 9.11% | 22.1% |
| Return on tangible equity | 17.19% | 14.50% | 18.6% |
| Net interest margin | 3.46% | 3.50% | (1.1%) |
| Non-interest income as a % of total operating revenue | 30.87% | 24.16% | 27.8% |



# 3rd Quarter 2007 Financial Results

| (dollars in thousands) | 3rd Quarter 2007 | 3rd Quarter 2006 | % CHG |
|---|---|---|---|
| Net income | $ 9,763 | $ 11,554 | (15.5%) |
| EPS - diluted | $ 0.47 | $ 0.53 | (11.3%) |
| Return on assets | 0.98% | 1.13% | (13.3%) |
| Return on equity | 9.51% | 10.97% | (13.3%) |
| Return on tangible equity | 14.68% | 16.87% | (13.0%) |
| Net interest margin | 3.38% | 3.56% | (5.1%) |
| Non-interest income as a % of total operating revenue | 30.44% | 27.54% | 10.5% |



# 3rd Quarter 2007 Financial Results

- ➢ Decrease in net interest income due to competitive loan and deposit pricing pressure, and overall flat or inverted yield curve.

- ➢ Increase in non-interest income of $0.7 million or 6.3%. Trust fees up 6.2% and service charge income up 5.5%.

- ➢ Non-interest expense increased primarily in salaries, employee benefits, net occupancy and marketing expenses.

- ➢ Decrease in provision for credit losses by 36.2% due to lower YTD net charge-offs and non-performing loans.





# Credit Quality

In thousands
Non-performing assets
$25,000
$20,000
$15,000
$10,000
$5,000
$0
0.60%
0.40%
0.20%
0.00%
0.35%
0.49%
0.38%
0.34%
0.36%
3Q06
4Q06
1Q07
2Q07
3Q07
Total non-performing assets
NPA's as a % of total assets

In thousands
Net charge-offs
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
0.60%
0.40%
0.20%
0.00%
0.16%
0.17%
0.24%
0.19%
0.25%
3Q06
4Q06
1Q07
2Q07
3Q07
Total Charge-offs
Net charge-off % (annualized)

WesBanco
By all accounts, better.

# INTEREST RATE RISK

| Change in Interest Rates (basis pts.) | Change in Net Interest Income from Base [1] | |
|---|---|---|
| | 9/30/2007 | 9/30/2006 |
| Down 100 Rate Shock | 3.00% | 0.90% |
| Down 200 Rate Shock | 4.60% | -0.48% |
| Up 200 Rate Ramp | -7.70% | -1.23% |
| Up 200 Rate Shock | -2.70% | -3.13% |
| Up 100 Rate Shock | -3.70% | -1.44% |

[1] For the next 12-month period



# COMMERCIAL REAL ESTATE CONCENTRATION TEST

| Concentration Category | $000s Committed | % of Capital | % of Loans |
|---|---|---|---|
| Land & Land Development | $ 75,400 | 15% | 2.2% |
| Construction: | | | |
| 1-4 Family Owner Contracted | 22,900 | 5% | 0.7% |
| 1-4 Family Spec & Development | 78,100 | 15% | 2.3% |
| Multi Family | 40,500 | 8% | 1.2% |
| Commercial | 92,600 | 18% | 2.7% |
| **Total Subject to 100% of Capital** | **$ 309,500** | **61%** | **9.1%** |
| Investor Owned CRE: | | | |
| Multi Family | 122,300 | 24% | 3.6% |
| Retail | 50,100 | 10% | 1.5% |
| Office | 82,500 | 16% | 2.4% |
| Industrial | 41,800 | 8% | 1.2% |
| Lodging | 27,500 | 5% | 0.8% |
| Other (1) | 168,600 | 34% | 5.0% |
| **Total Subject to 300% of Capital** | **$ 802,300** | **158%** | **23.6%** |
| Excluded from Concentration Test: | | | |
| Owner Occupied CRE | 402,600 | 80% | 11.9% |
| 1-4 Family Rental Property | 114,600 | 23% | 3.4% |



(1) Includes general purpose, special purpose, mixed and multiple use properties.

# GEOGRAPHIC DISTRIBUTION OF SELECTED REAL ESTATE LOANS

| Loan Type | Upper OV | Central WV | Central OH | West OH | PA & Other |
|---|---|---|---|---|---|
| **Commercial:** | | | | | |
| Land & Land Development | 33% | 33% | 27% | 5% | 2% |
| 1-4 Family Spec & Development | 5% | 17% | 62% | 5% | 11% |
| Commercial Construction | 33% | 20% | 10% | 4% | 33% |
| Multi-Family Property | 11% | 26% | 9% | 42% | 12% |
| Investor-Owned Commercial | 14% | 23% | 28% | 20% | 15% |
| Owner-Occupied Commercial | 30% | 24% | 11% | 14% | 21% |
| 1-4 Family Rental Property | 27% | 24% | 22% | 5% | 22% |
| **Residential:** | | | | | |
| 1-4 Family Owner-Occupied | 32% | 29% | 3% | 31% | 5% |
| Home Equity Lines of Credit | 40% | 25% | 2% | 22% | 11% |

# CREDIT QUALITY OF 1-4 FAMILY RESIDENTIAL MORTGAGES

| Loan Characteristics | % Total Residential Mortgages | % Total Loans | Average Age (Months) | % Past Due |
|---|---|---|---|---|
| Low bureau scores when made (1) | 5.4% | 1.6% | 46 | 2.3% |
| Low / moderate income programs | 4.3% | 1.3% | 25 | 1.2% |
| Purchased pools | 6.8% | 2.0% | 42 | 0.5% |
| Bureau scores not tracked (2) | 28.4% | 8.5% | 64 | 1.8% |
| All other with bureau scores | 55.1% | 16.5% | 47 | 0.5% |
| Total | 100.0% | 29.9% | 45 | 1.1% |

(1) Represents loans with bureau scores below 640 made as exceptions to credit policy based on other mitigating factors

(2) Represents most loans made prior to 2001 and loans acquired in the Western Ohio and Winton Financial mergers



Note: There is no material direct exposure to sub-prime, reduced documentation, interest-only, option ARMs or other non-traditional mortgage lending products

# Dividends Per Share

$0.94

$1.10

2002    2003    2004    2005    2006    2007
                                        **Annualized**

1) 22 consecutive years of dividend increases.

2) Current dividend yield of approximately 4.6% (at 10/22/07).

3) 17% increase in dividends since 2002.



# Return to Shareholders

*(in thousands)*



**Legend:**
- Shares repurchased (yellow bars)
- Tier I leverage (blue triangles)
- Tangible equity (black circles)

| Year | Tier I leverage | Tangible equity |
|---|---|---|
| 2001 | 9.62% | 9.75% |
| 2002 | 8.53% | 8.21% |
| 2003 | 8.76% | 7.69% |
| 2004 | 9.34% | 7.65% |
| 2005 | 8.46% | 6.33% |
| 2006 | 9.13% | 6.75% |
| 9/30/2007 | 9.38% | 6.87% |

Note: $268 million in dividends and stock repurchases returned to shareholders from 2001 to 9/30/07.

WesBanco
By all accounts, better.

# WesBanco Peer Group – 2007 Stock Price Performance

*Pricing as of on 10/22/2007*

| Institution | Closing Price 12/31/2006 | Closing Price 10/22/2007 | Stock Price Change (%) |
|---|---|---|---|
| FirstMerit Corporation | $24.14 | $18.57 | (23.07) % |
| Old National Bancorp | $18.92 | $16.43 | (13.16) |
| United Bankshares, Inc. | $38.65 | $28.18 | (27.09) |
| Park National Corporation | $99.00 | $80.38 | (18.81) |
| Irwin Financial Corporation | $22.63 | $9.99 | (55.86) |
| F.N.B. Corporation | $18.27 | $15.96 | (12.64) |
| First Commonwealth Financial Corporation | $13.43 | $11.08 | (17.50) |
| 1st Source Corporation | $32.13 | $19.37 | (39.71) |
| First Merchants Corporation | $27.19 | $21.44 | (21.15) |
| S&T Bancorp, Inc. | $34.67 | $32.76 | (5.51) |
| First Financial Bancorp. | $16.61 | $11.97 | (27.93) |
| Integra Bank Corporation | $27.52 | $17.79 | (35.36) |
| City Holding Company | $40.89 | $37.28 | (8.83) |
| MainSource Financial Group, Inc. | $16.94 | $17.30 | 2.13 |
| Peoples Bancorp Inc. | $29.70 | $25.56 | (13.94) |
| Lakeland Financial Corporation | $25.53 | $20.44 | (19.94) |
| **WesBanco, Inc.** | **$33.53** | **$23.59** | **(29.65) %** |
| **Median** | | | **(19.37)** |
| **Average** | | | **(21.15)** |



Source: FactSet Research Systems
Peers include select banks from western Pennsylvania, Ohio, Indiana, and West Virginia with Assets between $1 billion and $15 billion

# Key Investor Messages

- Increased dividend in February 2007 – 22 consecutive years of dividend increases. Dividend yield of 4.6% (at 10/22/07).
- Tangible capital supportive of share repurchases.
  - Repurchased approximately 1.7 million shares in last two years, with 736,600 shares remaining in current 1 million share authorization.
- Acquisition will improve franchise profile and market demographics.
- Current price provides opportunistic market potential.



# Additional Information

In connection with WesBanco's proposed merger with Oak Hill, WesBanco has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus dated October 10, 2007, which has been mailed to both WesBanco and Oak Hill shareholders. Investors are urged to read these materials, and any other documents filed by WesBanco or Oak Hill with the SEC, because they contain or will contain important information about WesBanco, Oak Hill and the merger. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by WesBanco with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by WesBanco by directing a written request to WesBanco, Inc., One Bank Plaza, Wheeling, West Virginia, Attn: Larry G. Johnson, Secretary. In addition, investors may obtain free copies of the documents filed with the SEC by Oak Hill by directing a written request to Oak Hill Financial, Inc., 14621 State Road 93, Jackson, Ohio 45640, Dale B. Shafer, Interim Chief Financial Officer, Secretary and Treasurer.

WesBanco, Oak Hill and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of either WesBanco or Oak Hill in connection with the merger. Information about the directors and executive officers of WesBanco and Oak Hill and information about any other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

